SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 001-07572

    Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLANS

Date: June 23, 2004 By /s/ Pamela N. Hootkin

Pamela N. Hootkin, Member of

Administrative Committee

Financial Statements

Years ended December 31, 2003 and 2002

Contents

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

[Letterhead of Ernst & Young LLP]

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 10, 2004

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Investments, at fair value (Notes A and E):
Investments held by UMB Trust:
Money Market Funds	$1,309,488	$1,177,916
Mutual Funds	4,088,029	2,888,794
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	1,861,558	1,197,818
Participant loans receivable	307,731	250,304
Contribution receivable	55,890	42,125
Net assets available for benefits	$7,622,696	$5,556,957

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002

Additions
Contributions:
Employer Company Fund, net of forfeitures	$ 357,685	$ 326,391
Employees	732,825	686,686
Rollovers	14,745	123,413
Loan repayments, interest	16,289	14,996
	1,121,544	1,151,486
Interest and investment income	117,293	117,597
Total additions	1,238,837	1,269,083

Deductions
Payments to participants	381,038	754,072
Other disbursements	34,145	3,849
Transfer out	18,827	4,590,206
Total deductions	434,010	5,348,127

Net realized and unrealized appreciation (depreciation) of investments	1,260,912	(348,553)
Net increase (decrease)	2,065,739	(4,427,597)

Net assets available for benefits at beginning of year	5,556,957	9,984,554
Net assets available for benefits at end of year	$7,622,696	$5,556,957

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements

December 31, 2003

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan was amended effective January 1, 2002 in order to comply with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to modify certain administrative provisions. Following the issuance of a favorable determination letter by the Internal Revenue Service (IRS), the Plan was amended again on September 24, 2003 to comply with IRS requests pertaining to its continuous tax-qualified status.

Change in Trustee and Recordkeeper

Effective March 28, 2002, the Plan's Trustee changed from State Street Bank (the "Predecessor Trustee") to UMB Bank (the "Trustee" or "Successor Trustee"). On the same date, the Plan's recordkeeper changed from PricewaterhouseCoopers/Unifi Network (the "Predecessor Recordkeeper") to Strong Retirement Plan Services (the "Recordkeeper" or "Successor Recordkeeper").

Master Trust

On March 28, 2002, the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the "Master Trust") was established for the investment of the Company's Common Stock Fund. The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering hourly production, warehouse, distribution and U.S. retail field employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective April 1, 2002, the Plan covers hourly production, warehouse, distribution and U.S. retail field employees who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week. Effective September 24, 2003, the Plan covers leased employees.

A. Description of the Plan (continued)

Contributions

Until March 31, 2002, participants were able to contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Effective April 1, 2002, participants may contribute up to 25% of pre-tax annual compensation, limited to $12,000 and $11,000 per annum in 2003 and 2002, respectively. The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested. Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively. Upon death, permanent disability or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant. However, existing balances contributed to the Company's Common Stock Fund as of March 31, 1999 must remain in the fund until participants are age 55 or older, at which time they may choose to transfer their investment.

A. Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 2003, $11,222 was held by the Plan as forfeitures of non- vested or partially vested, terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

B. Significant Accounting Policies (continued)

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee. Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company. The Master Trust holds the investments in Employers Common Stock. The Plan shares in the Master Trust interest and investment income based upon its participants' shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2002 financial statements to conform with the 2003 presentation.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2003 and 2002, the Master Trust purchased 12,631 and -0- shares, respectively, of the Company's common stock and received $172,798 and $131,563, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 25,016 and 20,519 shares of the Company's common stock during the years ended December 31, 2003 and 2002, respectively.

D. Investments

During 2003 and 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	2003	2002

Common stock - Employer Company Fund	$ 630,863	$ 134,233
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	-	(24,650)
Shares of registered investment companies	630,047	(392,832)
	$1,260,910	$(283,249)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2003	2002

Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	$1,861,558	$1,197,818
Barclays Glob Eq Ind	740,748	433,681
Dodge & Cox Balanced	977,177	676,315
Dreyfus Appreciation Fund	1,081,689	821,881
Strong Advisor Bond	689,906	664,070
Strong Stable Value	1,309,488	1,177,916
Strong Advisor Small Cap Value	399,403	*
Shares of registered companies representing less than 5%	199,106	292,847

* This fund was not over the 5% threshold in 2002.

D. Investments (continued)

The Plan was one of three plans in the AIP Master Trust and represented an approximate 15% interest in the trust at December 31, 2001. Effective March 28, 2002, the assets in this Master Trust were transferred to a new trustee. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2002 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$ 13,914,265	$ 8,384,429	$ 3,865,398	$10,064,698	$ 19,694,576	$ 3,225,345	$ 3,073,063	$ 4,753,611	$ 1,521,216	$ 68,496,601
Interest and investment income	47,455	77,551	44,411	65,597	44,993	(2,878)	(5,519)	16,043	-	287,653
Contributions received:
Employees	71,428	144,584	124,474	235,412	458,219	111,822	132,993	245,058	-	1,523,990
Rollovers	(31,429)	319	3,023	8,995	14,062	3,212	4,198	4,858	-	7,238
Employer, net of forfeitures	227,839	34,383	35,667	52,573	113,104	26,501	54,064	115,590	-	659,721
Net realized and unrealized appreciation (depreciation)	1,473,020	-	(39,430)	152,490	78,061	49,143	146,145	(11,189)	-	1,848,240
Loan principal repayments	12,659	24,905	19,808	27,803	43,773	17,311	14,116	39,232	-	199,607
Loan interest repayments	1,961	4,591	3,471	5,540	8,566	2,041	2,360	3,456	-	31,986
Loans issued	(31,544)	(36,623)	(17,949)	(55,097)	(82,557)	(23,852)	(31,041)	(29,536)	88,557	(219,642)
Payments to participants	(1,293,379)	(656,612)	(382,741)	(761,454)	(1,475,122)	(256,262)	(177,056)	(165,241)	(121,951)	(5,289,818)
Transfers to UMB	(14,392,275)	(7,977,527)	(3,656,132)	(9,796,557)	(18,897,675)	(3,152,383)	(3,213,323)	(4,971,882)	(1,487,822)	(67,545,576)
Net assets at end of year	$ -	$ -	$ -	$ -	$ -	$	$ -	$ -	$ -	$ -

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

E. Non-Participant-Directed Investments

The following schedule depicts activity within the Master Trust as of December 31, 2003 and 2002 and for the years then ended. The Master Trust consists of participant directed investments along with all non-participant directed investments. Changes in the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust net assets held during the years ended December 31, 2003 and 2002 were as follows:

	December 31
	2003	2002

Net assets:
Phillips-Van Heusen common stock	$20,279,641	$ 13,358,089
Strong Money Market Fund	752,382	524,115
Other	2,617	2,168
	$21,034,640	$ 13,884,372

	Year ended December 31
	2003	2002

Net assets at beginning of year	$13,884,372	$ -
Changes in net assets:
Transfer from Predecessor Trustee	-	14,595,742
Contributions	1,207,958	821,757
Loan repayments, interest	8,056	6,273
Loan repayments, principal	52,457	-
Earnings and net realized and unrealized depreciation in fair value	7,302,014	(403,837)
Distributions to participants	(913,378)	(1,074,496)
Transfers to participant directed investments	(506,839)	(61,067)
Net assets at end of year	$21,034,640	$13,884,372

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its

F. Income Tax Status (continued)

qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been applied for. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

G. Transfer Out

The prior Recordkeeper proposed a reallocation of assets among the plans in the predecessor Master Trust in 2001 by adjusting the opening balances. A final determination on the correct reallocation was made in March 2002 when the assets in the predecessor Master Trust were distributed to separate trusts for the plans and the Recordkeeper conversion process was complete. This transfer out adjustment was made to reflect this reallocation.

Supplemental Schedules

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Year ended December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Strong Retirement Plan Services	Barclays Global Equity Index; 72,693.6313 shares	$ 740,748
Strong Retirement Plan Services	Dodge & Cox Balanced Fund; 13,378.6621 shares	977,177
Strong Retirement Plan Services	Dreyfus Appreciation Fund; 29,124.6571 shares	1,081,689
Strong Retirement Plan Services	Janus Adviser International; 8,203.7856 shares	199,106
Strong Retirement Plan Services	Strong Advisor Small Cap Value; 14,507.9199 shares	399,403
Strong Retirement Plan Services	Strong Advisor Bond; 62,491.2733 shares	689,906
Total investments held by UMB Trust--Mutual Funds		$4,088,029

[Letterhead of Ernst & Young LLP]

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 10, 2004

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Investments, at fair value (Notes A and E):
Investments held by UMB Trust:
Money Market Funds	$ 9,166,738	$ 8,128,884
Mutual Funds	53,035,123	37,208,748
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	19,150,217	12,727,265
Participant loans receivable	1,392,026	1,545,892
Contribution receivable	344,323	281,262
Net assets available for benefits	$83,088,427	$59,892,051

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002

Additions
Contributions:
Employer Company Fund, net of forfeitures	$ 2,827,401	$ 2,339,051
Employees	6,739,272	5,529,906
Rollovers	1,289,381	287,988
Transfers in	18,827	4,621,830
Other income	34,440	90,997
Loan repayments, interest	97,367	111,787
	11,006,688	12,981,559
Interest and investment income	1,222,688	1,137,780
Total additions	12,229,376	14,119,339

Deductions
Payments to participants	4,541,465	7,879,750
Total deductions	4,541,465	7,879,750

Net realized and unrealized appreciation (depreciation) of investments	15,508,465	(5,095,964)
Net increase	23,196,376	1,143,625

Net assets available for benefits at beginning of year	59,892,051	58,748,426
Net assets available for benefits at end of year	$83,088,427	$59,892,051

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements

December 31, 2002

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan was amended effective January 1, 2002 in order to comply with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to modify certain administrative provisions. Following the issuance of a favorable determination letter by the Internal Revenue Service (IRS), the Plan was amended again on September 24, 2003 to comply with IRS requests pertaining to its continuing tax-qualified status.

Change in Trustee and Recordkeeper

Effective March 28, 2002, the Plan's Trustee changed from State Street Bank (the "Predecessor Trustee") to UMB Bank (the "Trustee" or "Successor Trustee"). On the same date, the Plan's recordkeeper changed from PricewaterhouseCoopers/Unifi Network (the "Predecessor Recordkeeper") to Strong Retirement Plan Services (the "Recordkeeper" or "Successor Recordkeeper").

Master Trust

On March 28, 2002, the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the "Master Trust") was established for the investment of the Company's Common Stock Fund. The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering salaried or clerical employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective April 1, 2002, the Plan covers salaried or clerical employees who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week. Effective September 24, 2003, the Plan covers leased employees.

A. Description of the Plan (continued)

Contributions

Until March 31, 2002, participants were able to contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Effective April 1, 2002, participants may contribute up to 25% of pre-tax annual compensation, limited to $12,000 and $11,000 per annum in 2003 and 2002, respectively. The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributed to employee contributions and the allocated earnings thereon are immediately vested. Participants become 25%, 50%, 75% and 100% vested in Company contributions and the allocated earnings thereon after two, three, four and five years of service, respectively. Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant. However, existing balances contributed to the Company's Common Stock Fund as of March 31, 1999 must remain in the fund until participants are age 55 or older, at which time they may choose to transfer their investment.

A. Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 2003, $74,871 was held by the Plan as forfeitures of non- vested or partially vested, terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump-sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

B. Significant Accounting Policies (continued)

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by the trustee. Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company. The Master Trust holds the investments in Employers Common Stock. The Plan shares in the Master Trust interest and investment income based upon its participants' shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2002 financial statements to conform with the 2003 presentation.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2003 and 2002, the Master Trust purchased 12,631 and -0- shares, respectively, of the Company's common stock and received $172,798 and $131,563, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 25,016 and 20,519 shares of the Company's common stock during the years ended December 31, 2003 and 2002, respectively.

D. Investments

During 2003 and 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	2003	2002

Common stock - Employer Company Fund	$ 6,608,041	$ 1,542,116
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	-	(328,279)
Shares of registered investment companies	8,900,421	(6,309,801)
	$15,508,462	$(5,095,964)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2003	2002

Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	$19,150,217	$12,727,265
Barclays Glob Eq Ind	6,627,301	3,956,731
Dodge & Cox Balanced	13,846,853	9,336,627
Dreyfus Appreciation Fund	17,094,795	13,547,355
Strong Advisor Small Cap Value	6,591,793	3,635,647
Strong Advisor Bond	5,005,410	4,310,394
Strong Stable Value	9,166,738	8,128,884
Shares of registered companies representing less than 5%	3,868,971	2,421,994

D. Investments (continued)

The Plan was one of three plans in the AIP Master Trust and represented an approximate 85% interest in the trust at December 31, 2001. Effective March 28, 2002, the assets in this Master Trust were transferred to a new trustee. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2002 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$ 13,914,265	$ 8,384,429	$ 3,865,398	$10,064,698	$ 19,694,576	$ 3,225,345	$ 3,073,063	$ 4,753,611	$ 1,521,216	$ 68,496,601
Interest and investment income	47,455	77,551	44,411	65,597	44,993	(2,878)	(5,519)	16,043	-	287,653
Contributions received:
Employees	71,428	144,584	124,474	235,412	458,219	111,822	132,993	245,058	-	1,523,990
Rollovers	(31,429)	319	3,023	8,995	14,062	3,212	4,198	4,858	-	7,238
Employer, net of forfeitures	227,839	34,383	35,667	52,573	113,104	26,501	54,064	115,590	-	659,721
Net realized and unrealized appreciation (depreciation)	1,473,020	-	(39,430)	152,490	78,061	49,143	146,145	(11,189)	-	1,848,240
Loan principal repayments	12,659	24,905	19,808	27,803	43,773	17,311	14,116	39,232	-	199,607
Loan interest repayments	1,961	4,591	3,471	5,540	8,566	2,041	2,360	3,456	-	31,986
Loans issued	(31,544)	(36,623)	(17,949)	(55,097)	(82,557)	(23,852)	(31,041)	(29,536)	88,557	(219,642)
Payments to participants	(1,293,379)	(656,612)	(382,741)	(761,454)	(1,475,122)	(256,262)	(177,056)	(165,241)	(121,951)	(5,289,818)
Transfers to UMB	(14,392,275)	(7,977,527)	(3,656,132)	(9,796,557)	(18,897,675)	(3,152,383)	(3,213,323)	(4,971,882)	(1,487,822)	(67,545,576)
Net assets at end of year	$ -	$ -	$ -	$ -	$ -	$	$ -	$ -	$ -	$ -

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

E. Non Participant-Directed Investments

The following schedule depicts activity within the Master Trust as of December 31, 2003 and 2002 and for the years then ended. The Master Trust consists of participant directed investments along with all non-participant directed investments. Changes in the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust net assets held during the years ended December 31, 2003 and 2002 were as follows:

	December 31
	2003	2002

Net assets:
Phillips-Van Heusen common stock	$20,279,641	$ 13,358,089
Strong Money Market Fund	752,382	524,115
Other	2,617	2,168
	$21,034,640	$ 13,884,372

	Year ended December 31
	2003	2002

Net assets at beginning of year	$13,884,372	$ -
Changes in net assets:
Transfer from Predecessor Trustee	-	14,595,742
Contributions	1,207,958	821,757
Loan repayments, interest	8,056	6,273
Loan repayments, principal	52,457	-
Earnings and net realized and unrealized depreciation in fair value	7,302,014	(403,837)
Distributions to participants	(913,378)	(1,074,496)
Transfers to participant directed investments	(506,839)	(61,067)
Net assets at end of year	$21,034,640	$13,884,372

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

G. Transfers In

The prior Recordkeeper proposed a reallocation of assets among the plans in the predecessor Master Trust in 2001 by adjusting the opening balances. A final determination on the current reallocation was made in March 2002 when the assets in the predecessor Master Trust were distributed to separate trusts for the plans and the Recordkeeper conversion process was complete. This transfer in adjustment was made to reflect this reallocation.

Supplemental Schedules

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Year ended December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Strong Retirement Plan Services	Barclays Global Equity Index Fund; 650,372.8367 shares	$ 6,627,301
Strong Retirement Plan Services	Dodge & Cox Balanced Fund; 189,579.0337 shares	13,846,853
Strong Retirement Plan Services	Dreyfus Appreciation Fund; 460,279.0337 shares	17,094,795
Strong Retirement Plan Services	Janus Adviser International; 159,413. 7006 shares	3,868,971
Strong Retirement Plan Services	Strong Advisor Small Cap Value; 239,440.3414 shares	6,591,793
Strong Retirement Plan Services	Strong Advisor Bond; 453,388.7331 shares	5,005,410
Total investments held by UMB Trust--Mutual Funds		$53,035,123

EXHIBIT INDEX

Exhibit No.

23.1 Consent of Independent Auditors (Associates Investment Plan for

Hourly Associates)

23.2 Consent of Independent Auditors (Associates Investment Plan for

Salaried Associates)